Mail Stop 3561

January 29, 2009

Mr. Christopher A. Wilson
General Counsel, Vice President & Secretary
General Finance Corporation
39 East Union Street
Pasadena, California 91103

> **Re:** **General Finance Corporation**
> **Item 4.01 8-K Filed January 20, 2009**
> **File No. 000-32845**

Dear Mr. Wilson:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant